COMMENTS RECEIVED ON APRIL 10, 2012

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File Nos. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 76

FIDELITY HANOVER STREET TRUST (File Nos. 811-03466)

Fidelity Emerging Markets Debt Central Fund

AMENDMENT NO. 49

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

2. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example from Fidelity Emerging Markets Debt Central Fund)

"FMRC normally invests at least 80% of the fund's assets in debt securities of issuers in emerging markets and other debt investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth."

C: The Staff questions whether the funds will use derivatives to meet their 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policy.

3. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy and credit quality of the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization or in securities of a specific average credit quality, though we note that the fund has disclosed its policy relating to lower-quality debt. Accordingly, we have not modified disclosure.

4. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example of disclosure from Fidelity Emerging Markets Debt Central Fund)
"FMRC may also invest in debt securities of non-emerging market foreign issuers and lower-quality debt securities of U.S. issuers."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

5. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Because the fund is considered non-diversified, FMRC may invest a significant percentage of the fund's assets in a single issuer."

C: The Staff requested we add non-diversification risk.

R: The following disclosure appears under the heading "Principal Investment Risks": "Because FMRC may invest a significant percentage of the fund's assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds."

6. All funds

"Trustees and Officers" (Part B of the Registration Statements)

Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

7. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

C: The Staff requests that we add disclosure explaining that this fund is not a variable insurance product, but rather a central fund that is available for purchase only by variable insurance products.

R: The fund offers its shares to certain other mutual funds managed by FMR or an affiliate. We use "VIP" in the name to indicate it is intended for use specifically by funds in the Fidelity Variable Insurance Products product line, but do not believe additional disclosure is necessary. Further, we note that the fund is a series of Fidelity Garrison Street Trust, a business trust that currently has three series, all non-insurance funds.

9. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requested we disclose the maturity policy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of a particular maturity. Accordingly, we have not modified disclosure.

10. Fidelity VIP Investment Grade Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests that we add a "derivatives risk" to the "Principal Investment Risks" section.

R: We call the Staff's attention to the "Leverage Risk" disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section. Because we believe that the disclosure in this section appropriately discloses the fund's principal investment risks, we have not added disclosure.

11. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.